15048581

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-66909 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9090 DEADMAN HILL RD

| CASHMERE | WA | 98815 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SCHOENING (509) 782-3039
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name)*

| 601 Union St Ste 2300 | Seattle | WA | 98101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06.02)



KW 3/11

**OATH OR AFFIRMATION**

I, BARRY SCHOENING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central Securities, LLC, **as** of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOUGLAS J. COUNTRYMAN
Commission Expires
NOTARY
PUBLIC
January 10, 2018
STATE OF WASHINGTON

Signature

PRESIDENT/MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** Reserve requirement is not applicable*

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- [x] (o) EXEMPTION REPORT REQUIRED BY RULE 17a-5

petersonsullivan LLP
Certified Public Accountants
& Advisors

**REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Managing Members
Central Securities, LLC
Cashmere, Washington

We have audited the accompanying financial statements of Central Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, and changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 20, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

**CENTRAL SECURITIES, LLC**

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

| | |
|---|---|
| Cash | $ 22,527 |
| Deposits with clearing organizations | 367,031 |
| Deposits with other broker/dealers | 3,657 |
| Receivable from clearing organization | 38,652 |
| Accrued interest receivable | 6,917 |
| Securities owned, at fair value | |
| Government | 2,442,762 |
| Private Label | 9,185 |
| Prepaid Expenses | 4,655 |
| | $2,895,386 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Payable to clearing organization | $2,342,302 |
| Accounts payable | 3,594 |
| Total liabilities | $2,345,896 |
| Member's Equity | 549,490 |
| | $2,895,386 |

See Notes to Financial Statements

**CENTRAL SECURITIES, LLC**

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

| | |
|---|---|
| Revenue | |
| Net gains on sales of securities | $ 669,195 |
| Interest and other income | 130,861 |
| | 800,056 |
| Expenses | |
| Interest | 178,538 |
| Ticket charges | 37,480 |
| Data subscriptions | 45,444 |
| Trading expense | 33,000 |
| Licenses, registrations, and taxes | 18,165 |
| Professional fees | 16,678 |
| Communications | 10,000 |
| Other | 3,428 |
| | 342,733 |
| **Net Income** | **$ 457,323** |

See Notes to Financial Statements

**CENTRAL SECURITIES, LLC**

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2014

| | |
|---|---|
| Balance, December 31, 2013 | $456,167 |
| Net income | 457,323 |
| Distributions | (364,000) |
| Balance, December 31, 2014 | $549,490 |

See Notes to Financial Statements

**CENTRAL SECURITIES, LLC**

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net income | $457,323 |
| Adjustments to reconcile net income to net cash flows from operating activities | |
| Net unrealized gains on securities | (44,475) |
| Change in operating assets and liabilities | |
| Deposits with clearing organizations | (75,338) |
| Deposits with other broker/dealers | 24,142 |
| Receivable from clearing organizations | 10,480 |
| Accrued interest receivable | 1,550 |
| Securities owned | (130,570) |
| Prepaid expenses | (17) |
| Payable to clearing organization | 130,570 |
| Accounts payable | (498) |
| Net cash flows from operating activities | 373,167 |
| Cash Flows from Financing Activity | |
| Distributions to members | (364,000) |
| Change in cash | 9,167 |
| Cash, beginning of year | 13,360 |
| Cash, end of year | $ 22,527 |
| Supplemental Cash Flow information | |
| Cash paid during the year for interest | $178,538 |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### Note 1. Organization and Significant Accounting Policies

**Organization**

Central Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities and private label debt securities, and holding these types of interest-bearing securities for the Company's own account.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC. The Company has a finite life and is scheduled to terminate in 2070.

The Company uses facilities and equipment provided by its owners (without charge). Any charges that could be allocated to the Company are not material.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Cash**

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

**Clearing Organizations**

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions.

The Company is required to maintain certain interest-bearing deposits with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements. As of December 31, 2014, the Company had deposit levels with clearing organizations exceeding the requirements.

Amounts due to the clearing organizations bear interest at a variable rate determined by the clearing organizations (3.25% at December 31, 2014) and are secured by securities owned.

## Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Securities owned are valued at fair value in these financial statements. The fair value measurement of these securities was determined using Level 2 observable market inputs within the above fair value hierarchy. These inputs consisted of quoted values for the securities, but at times the values are within a few days of year end (as opposed to at year end) as some of these securities are not actively traded.

## Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

## Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities. The Company's federal tax returns are subject to examination by the Internal Revenue Service for the last three years.

## Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

## Note 2. Securities Owned

Securities owned include government and private label mortgage-backed interest-bearing bonds and private label interest-bearing bonds and, at December 31, 2014, are issued by:

| | | |
|---|---|---|
| **Government Securities** | | |
| Government National Mortgage Association | $ | 427,732 |
| Federal National Mortgage Association | | 972,734 |
| Federal Home Loan Mortgage Association | | 1,042,296 |
| | | 2,442,762 |

| | | | |
|---|---|---|---|
| **Private Label Securities** | | | |
| CountryWide MBS 03-J6 1A1 | CUSIP 12669EQS8 | $ | 3,476 |
| Washington Mutual MBS 05-1 7a2 | CUSIP 9393362T9 | | 5,709 |
| | | $ | 9,185 |

## Note 3. Trading Activities and Related Risks

The Company actively trades government and private label mortgage-backed interest bearing bonds and private label interest-bearing bonds. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by trading either governmental agency securities or securities that are rated between AAA and CCC by two or more debt security rating services. The Company's counterparty risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company trades contracts to deliver at a future date or purchase at a future date ("futures contracts"). These contracts are used to generally hedge the risk associated with owning debt securities described above. Net realized and unrealized gains and losses from futures contracts are included in the net gains on sales of securities in the accompanying statement of operations. The deposit with other brokers/dealers in the statement of financial condition is a deposit with the brokers/dealers the Company uses to trade these futures contracts.

At December 31, 2014 there were zero futures contracts that had not been settled (notional amount $0).

For the year ended December 31, 2014, the Company settled ten futures contracts and net realized losses on these futures contracts were $24,142

### Note 4. Subsequent Events

In January 2015, the Company's members withdrew $62,000

### Note 5. Commitments, Contingencies, and Guarantees

As of December 31, 2014, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations.

### Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2014, the Company had computed net capital of $401,014, which was in excess of the required net capital level by $301,014. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.009 to 1.

SUPPLEMENTARY INFORMATION

**CENTRAL SECURITIES, LLC**
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Member's equity | $ 549,490 |
| Deductions | |
| Prepaid expenses | 4,655 |
| Haircuts on security positions | |
| United States Agency obligations and obligations Of organizations established by the United States | 142,443 |
| Private label mortgage-backed and non-mortgage backed Interest-bearing securities | 1,378 |
| Net capital | 401,014 |
| Minimum net capital | 100,000 |
| Excess net capital | $ 301,014 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable | $ 3,594 |
| Total aggregate indebtedness | $ 3,594 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate Indebtedness or $100,000 whichever is greater) | $ 100,000 |
| Percentage of aggregate indebtedness to net capital | .9% |
| Ratio of aggregate indebtedness to net capital | .009 to 1 |

Central Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

**CENTRAL SECURITIES, LLC**

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2014

| | |
|---|---|
| Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated | $ 401,014 |

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of the audit.

petersonsullivan LLP
Certified Public Accountants
& Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
**ON THE EXEMPTION REPORT**

To the Managing Members
Central Securities, LLC
Cashmere, Washington

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Central Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions during the period of June 1, 2014, through December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 20, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

**CENTRAL SECURITIES, LLC'S**
**EXEMPTION REPORT - 2014**

**CENTRAL SECURITIES, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) during the period of June 1, 2014 through December 31, 2014 without exception.

CENTRAL SECURITIES, LLC

I, Barry Schoening, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Barry Schoening, President

2/23/15
(Date)

petersonsullivan LLP
Certified Public Accountants
& Advisors

**INDEPENDENT ACCOUNTANT'S REPORT ON
AGREED-UPON PROCEDURE REPORT ON SCHEDULE
OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Managing Members
Central Securities, LLC
Cashmere, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Central Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by The American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 20, 2015

**CENTRAL SECURITIES, LLC**

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2014

| | | |
|---|---|---|
| Total assessment for the year ended December 31, 2014 | $ | 1,579 |
| Payment made with SIPC-6 in July 2014 | | 850 |
| Amount due with SIPC-7 | $ | 729 |